ROPES & GRAY LLP
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July 3, 2013	Marc A. Rubenstein
T +1 617 951 7826
F +1 617 235 0706
marc.rubenstein@ropesgray.com

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Acceleron Pharma, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Acceleron Pharma, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non- public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

If you have any questions with respect to this confidential submission, please call me at (617) 951-7826.

Sincerely,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

Enclosure

cc:	John L. Knopf, Chief Executive Officer and President, Acceleron Pharma, Inc.
Rachel D. Phillips, Esq., Ropes & Gray LLP